# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cadeler A/S, CIK 0001978867
CUSIP: 12738K109
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0002057227
Persons authorized to receive notices and communications: Nicholas Fell, BW Maritime Pte. Ltd., #18-01, 10 Pasir Panjang Road, Mapletree Business City, Singapore (U0), 117438, 65 (0) 6434 5818

## Reporting persons
- BW Altor Pte. Ltd. (CIK 0002057227): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 109,007,909; shared voting power 0; sole dispositive power 109,007,909; shared dispositive power 0; aggregate amount beneficially owned 109,007,909 (28.24% of the class)
  Comment: (1) The CUSIP 12738K109 applies to Cadeler A/S's American Depositary Shares, each representing four ordinary shares of Cadeler A/S. BW Altor Pte. Ltd. (the "Reporting Person" or "BWA") holds 109,007,909.00 ordinary shares. (2) The working capital used to purchase the ordinary shares of Cadeler A/S originated from an equity injection by the Reporting Person's sole equityholder. (3) The response to Item 13 above, 28.24%, is based on a total of 385,963,349 outstanding ordinary shares of Cadeler A/S, which amount was calculated from (i) 350,957,583 shares with 89,992 shares held in treasury disclosed in Cadeler A/S' Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2026, plus (ii) 35,095,758 ordinary shares of Cadeler A/S newly issued in the Private Placement (as defined herein) disclosed in Cadeler A/S' Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, with a nominal value of DKK 1.00 per share
Name of issuer: Cadeler A/S
Address of issuer's principal executive offices: KALVEBOD BRYGGE 43, COPENHAGEN V, Denmark (G7), DK-1560
Comment: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relates to the shares, nominal value DKK 1 per share (the "Shares"), including Shares represented by American Depositary Shares ("ADSs", each representing 4 Shares) of Cadeler A/S (the "Issuer"), whose principal executive offices are located at Arne Jacobsens Alle 7, 7th floor DK-2300 Copenhagen S, Denmark. This Amendment No. 4 amends and supplements the statement on the Schedule 13D originally filed by BWA with the Securities and Exchange Commission (the "SEC") on February 19, 2025 (the "Original Schedule 13D") and amended on May 28, 2025 ("Amendment No. 1"), October 2, 2025 ("Amendment No. 2") and on December 1, 2025 ("Amendment No. 3" and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D. Except as otherwise stated in this Amendment No. 4, the Original Schedule 13D, as amended, remains in full force and effect.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety as follows:

The sole equityholder of BWA is Andreas Sohmen-Pao, who is also the Chairman of the Issuer's Board of Directors. However, all voting and investment decisions are made by the BWA board of directors. Set forth in Exhibit 1 to this Schedule 13D are the name, business address and present principal occupation or employment and citizenship of each director and officer of BWA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

The working capital funds used by BWA to make the acquisitions disclosed in this Amendment No. 4 came from an equity injection by Mr. Sohmen-Pao using his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The last two paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

The Reporting Person expects to review from time to time their investment in the Issuer and may, depending on the Issuer's business, assets, operations, financial condition, prospects, the relative attractiveness of business and investment opportunities, and other factors, decide to: (i) purchase additional Common Shares, options or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise, including the financing of potential business opportunities; (ii) sell all or a portion of the Common Shares, options or other securities now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Issuer's board of directors; (iv) engage in discussions, negotiations or enter into other transactions with a view to obtaining direct or indirect control of the Issuer; (v) acquire assets of the Issuer and its subsidiaries; and (vi) engage in such other proposals as the Reporting Person may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in clauses (a) through (j).

Also, consistent with the above, the Reporting Person, as securityholder of the Issuer, and Mr. Sohmen-Pao, as Chairman of the Issuer's Board of Directors, may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 109,007,909 Shares, representing approximately 28.24% of the outstanding Shares. The foregoing beneficial ownership percentage is based on a total of 385,963,349 outstanding ordinary shares of the Issuer, which amount was calculated from (i) 350,957,583 shares with 89,992 shares held in treasury, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2026, plus (ii) 35,095,758 ordinary shares of the Issuer newly issued in the Private Placement, as disclosed in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 27, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 109,007,909 Shares, representing approximately 28.24% of the outstanding Shares. The foregoing percentage is based on a total of 385,963,349 outstanding ordinary shares of the Issuer, which amount was calculated from (i) 350,957,583 shares with 89,992 shares held in treasury, as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 24, 2026, plus (ii) 35,095,758 ordinary shares of the Issuer newly issued in the Private Placement, as disclosed in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 27, 2026.
Transactions in the class effected during the past sixty days:
On March 26, 2026, the Reporting Person subscribed to purchase 12,126,875 newly issued Shares at a price of NOK 56.00 per Share, for a total purchase price of NOK 679,105,000 in a private placement by the Issuer of a total of 35,095,758 Shares (the "Private Placement").

On March 27, 2026, the Reporting Person purchased a total of 715,000 Shares in multiple open market transactions with a weighted average price of NOK53.52 per Share.

Except as described herein, to the best of the Reporting Person's knowledge, there have been no transactions in the Shares effected by the Reporting Person or, to the best of the knowledge of the Reporting Person, without independent verification, any of the other persons with respect to whom information is given in response to Item 2, during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: As of the date hereof, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- BW Altor Pte. Ltd.: /s/ Nicholas John Oxleigh Fell, Nicholas John Oxleigh Fell/Authorized Signatory (03/31/2026)